                                                                    Exhibit 99.1

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2005

                                      INDEX

Part I.  Financial Information.............................................    1
   Item 1 - Unaudited Condensed Consolidated Financial Statements..........    1
   Item 2 - Management's Discussion and Analysis of Financial Condition
               and Results of Operations...................................   12

Part II. Other Information.................................................   33
   Item 1 - Legal Proceedings..............................................   33
   Item 2 - Unregistered Sales of Equity Securities and Use of Proceeds....   33
   Item 3 - Defaults Upon Senior Securities................................   33
   Item 4 - Submission of Matters to a Vote of Security Holders............   33
   Item 5 - Other Information..............................................   33
   Item 6 - Exhibits.......................................................   33

PART I. FINANCIAL INFORMATION

ITEM 1 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

                                                  Three Months Ended September 30,          Nine months Ended September 30,
                                              ---------------------------------------   ---------------------------------------
                                                 2004          2005          2005          2004          2005          2005
                                                 EURO          EURO          USD(1)        EURO          EURO          USD(1)
                                              -----------   -----------   -----------   -----------   -----------   -----------
                                              (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)
Net sales .................................        40,262        43,060        51,922        95,458       116,657       140,665
Cost of sales .............................        27,638        26,985        32,539        64,508        77,893        93,923
                                               ----------    ----------    ----------    ----------    ----------    ----------
Gross profit ..............................        12,624        16,075        19,383        30,950        38,764        46,742

Selling, general and administrative
   expenses ...............................         7,845         8,805        10,617        20,611        28,251        34,065
Research and development expenses .........         3,050         3,968         4,785         9,327        14,134        17,043
Restructuring charges .....................            --            --            --            --         1,718         2,072
Amortization of intangible assets .........           618           819           987         1,852         2,973         3,585
                                               ----------    ----------    ----------    ----------    ----------    ----------
Total operating expenses ..................        11,513        13,592        16,389        31,790        47,076        56,765
Operating income (loss) ...................         1,111         2,483         2,994          (840)       (8,312)      (10,023)
Interest income (expense), net ............           316          (776)         (936)        1,512        (2,056)       (2,479)
                                               ----------    ----------    ----------    ----------    ----------    ----------
Income (loss) before taxes and minority
   interest ...............................         1,427         1,707         2,058           672       (10,368)      (12,502)
Income tax expense (benefit) ..............           499           427           515           421        (2,592)       (3,125)

                                               ----------    ----------    ----------    ----------    ----------    ----------
Income (loss) before minority interest ....           928         1,280         1,543           251        (7,776)       (9,377)

Minority interest .........................            (6)          (17)          (20)           29           (26)          (31)
                                               ----------    ----------    ----------    ----------    ----------    ----------
Net income (loss) .........................           922         1,263         1,523           280        (7,802)       (9,408)
                                               ==========    ==========    ==========    ==========    ==========    ==========
Net income (loss) per share - basic .......          0.03          0.04          0.05          0.01         (0.24)        (0.29)
Net income (loss) per share - diluted .....          0.03          0.04          0.05          0.01         (0.24)        (0.29)

Weighted average number of shares used to
   compute net income (loss) per
   share - basic ..........................    30,794,660    32,735,002    32,735,002    30,794,660    32,702,334    32,702,334
                                               ----------    ----------    ----------    ----------    ----------    ----------
Weighted average number of shares used to
   compute net income (loss) per
   share - diluted ........................    30,844,034    32,768,035    32,768,035    30,874,353    32,702,334    32,702,334
                                               ----------    ----------    ----------    ----------    ----------    ----------

(1)  See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                           CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

                                                             December 31, 2004      September 30, 2005
                                                             -----------------   -------------------------
                                                                    EURO            EURO         USD (1)
                                                             -----------------   -----------   -----------
                                                                                 (unaudited)   (unaudited)
ASSETS
Cash and cash equivalents ................................        106,573           60,271        72,675
Accounts receivable ......................................         20,172           36,191        43,639
Inventories ..............................................         34,118           58,095        70,051
Other current assets .....................................         14,773           13,651        16,460
                                                                  -------          -------       -------
TOTAL CURRENT ASSETS .....................................        175,636          168,208       202,825

Property, plant and equipment ............................         28,543           40,748        49,134
Goodwill .................................................         12,070           70,232        84,686
Other intangible assets ..................................         10,895           15,325        18,479
Debt issuance costs ......................................             --            2,085         2,514
Other non-current assets .................................            198            6,435         7,759
                                                                  -------          -------       -------
TOTAL ASSETS .............................................        227,342          303,033       365,397
                                                                  =======          =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable to banks ...................................             --            6,701         8,080
Current portion of long-term debt and capital leases .....            753            3,537         4,265
Accounts payable .........................................         14,331           14,441        17,413
Accrued liabilities ......................................         18,791           18,964        22,866
                                                                  -------          -------       -------
TOTAL CURRENT LIABILITIES ................................         33,875           43,643        52,624

Long-term debt and capital leases ........................         13,361           28,712        34,621
Convertible notes ........................................             --           46,000        55,467
Deferred tax liabilities .................................          2,156            3,112         3,752
Other non-current liabilities ............................            842            3,103         3,742
                                                                  -------          -------       -------
TOTAL NON-CURRENT LIABILITIES ............................         16,359           80,927        97,582

MINORITY INTEREST ........................................            115              156           188

TOTAL SHAREHOLDERS' EQUITY ...............................        176,993          178,307       215,003
                                                                  -------          -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............        227,342          303,033       365,397
                                                                  =======          =======       =======

(1)  See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                             Nine months Ended September 30,
                                                         ---------------------------------------
                                                             2004         2005          2005
                                                             EURO         EURO         USD (1)
                                                         -----------   -----------   -----------
                                                         (unaudited)   (unaudited)   (unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss .............................................         280        (7,802)       (9,408)
Adjustments to reconcile net loss to net cash provided
   by (used in) operating activities:
Depreciation of property, plant and equipment ........       3,282         4,281         5,162
Amortization of intangible assets ....................       1,852         2,972         3,584
Deferred income tax benefits .........................        (362)       (2,352)       (2,836)
Loss (gain) on disposal of equipment .................        (124)           85           102
Gain on disposal of subsidiaries .....................        (128)           --            --
Translation of debt in foreign currency ..............         (42)       (1,727)       (2,082)
Minority interest ....................................         (29)           26            31
Amortization of debt issuance costs ..................          --           220           265

Effects of changes in assets and liabilities:
Increase in accounts receivable ......................     (12,289)       (6,570)       (7,922)
Decrease (increase) in inventories ...................     (10,590)        3,247         3,915
Decrease (increase) in other current assets ..........        (440)        3,751         4,524
Increase (decrease) in accrued liabilities ...........         121        (8,066)       (9,726)
Increase (decrease) in accounts payable ..............       6,789        (3,433)       (4,140)
                                                           -------       -------       -------
Net cash used in operating activities ................     (11,680)      (15,368)      (18,531)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures .................................      (2,640)       (5,472)       (6,598)
Proceeds from sale of equipment ......................          67           660           796
Acquisition of subsidiaries, net of cash acquired ....          --       (61,943)      (74,691)
                                                           -------       -------       -------
Net cash used in investing activities ................      (2,573)      (66,755)      (80,493)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of bank lines of credit .....................           --      (12,725)      (15,343)
Payments on long-term debt and capital leases ........       (8,033)      (6,599)       (7,957)
Proceeds from long-term debt and capital leases ......       13,759       11,658        14,057
Proceeds from issuance of convertible notes, net
    of expenses ......................................           --       43,695        52,687
Proceeds from exercised stock options ................           --           23            28
Net proceeds from (payments of) advances
    from customers ...................................        2,069         (853)       (1,029)
                                                           --------      -------       -------
Net cash provided by financing activities ............        7,795       35,199        42,443

Net decrease in cash and cash equivalents ............       (6,458)     (46,924)      (56,581)
Effect of changes in exchange rates on cash
   and cash equivalents ..............................          (13)         622           750
Cash and cash equivalents at beginning of the
   period ............................................      108,897      106,573       128,506
                                                           --------      -------       -------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD .......      102,426       60,271        72,675
                                                           ========      =======       =======

(1)  See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited condensed consolidated financial statements have been prepared by BE Semiconductor Industries N.V. ("the Company") without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). For further information, these unaudited condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, as amended by Form 20-F/A as filed with the SEC on September 21, 2005. The results of operations for the three and nine month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ended December 31, 2005.

     The accompanying unaudited condensed consolidated financial statements are, solely for the convenience of the reader, also translated from Euros into US dollars ("USD" or "US$") using the noon buying rate (rounded) in New York City for cable transactions in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on September 30, 2005 (E1.00 = US$ 1.2058). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at the rate indicated or at any other rate.

     The Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry's back end assembly operations. Therefore, the Company reports its financial results for only one segment, in accordance with U.S. GAAP.

2.   ACQUISITION OF DATACON

     On January 4, 2005, the Company completed the acquisition of all of the outstanding ordinary shares of Datacon Technology AG ("Datacon") for total consideration of E72.6 million, of which E65.0 million was paid in cash and the remainder through the Company's issuance of 1,933,842 ordinary shares, valued at E7.6 million at the date of the acquisition. The Company incurred acquisition costs of approximately E3.3 million.

     The results of Datacon are included in the Company's unaudited condensed consolidated financial statements included herein from the date of acquisition. The acquisition was accounted for using the purchase method of accounting. In connection with the transaction, the Company made a preliminary allocation of the purchase price, which resulted in certain preliminary purchase accounting adjustments.

     The purchase price, including acquisition costs, was allocated as follows (preliminary):

     (Euro in thousands)
     Net tangible assets .......................................          11,829
     Patents ...................................................             297
     Customer relationships ....................................           6,083
     Product backlog ...........................................             719
     Goodwill ..................................................          56,961
                                                                          ------
                                                                          75,889
                                                                          ======

3.   SHARES OUTSTANDING

     As of December 31, 2004 and September 30, 2005, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value E0.91 per share, and 55,000,000 preference shares, nominal value E0.91 per share. At December 31, 2004 and September 30, 2005, 30,794,660 and 32,735,502
     ordinary shares were outstanding, respectively. No preference shares were outstanding at each of December 31, 2004 and September 30, 2005.

4.   INVENTORIES

     Inventories consist of:

                                                    December 31,   September 30,
                                                       2004            2005
                                                       EURO            EURO
                                                    ------------   -------------
     (In thousands)
     Raw materials ..............................      10,906          18,717
     Work in progress ...........................      19,921          33,699
     Finished goods .............................       3,291           5,679
                                                       ------          ------
                                                       34,118          58,095
                                                       ======          ======

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

     The following table shows the Company's goodwill and other intangible assets at December 31, 2004 and September 30, 2005:

                                                    December 31,   September 30,
                                                       2004            2005
                                                       EURO            EURO
                                                    ------------   -------------
     (In thousands)
     Non amortizable:
        Goodwill.................................      12,070          70,232

     Amortizable:
        Patents..................................      10,534           9,248
        Trademarks...............................         361             373
        Customer relationships...................          --           5,704
                                                       ------          ------
                                                       22,965          85,557
                                                       ======          ======

     The amounts referenced in the preceding table are presented net of accumulated amortization of E30.8 million at December 31, 2004 and E31.3 million at September 30, 2005.

6.   WARRANTY PROVISION

     A summary of activity in the warranty provision is as follows:

                                                                 2004     2005
                                                                 EURO     EURO
                                                                ------   ------
     (In thousands)
     Balance at January 1....................................    1,753    2,579
     Addition due to acquisition of subsidiary...............       --      415
     Provision for loss on warranty..........................    2,196    1,561
     Cost for warranty.......................................   (1,237)  (2,155)
     Foreign currency translation............................        1       49
                                                                ------   ------
     Balance at September 30.................................    2,713    2,449
                                                                ======   ======

7.   CONVERTIBLE NOTES

     In January 2005, the Company issued E46 million principal amount of convertible notes due 2012 (the "Notes"). The Notes carry an interest rate of 5.5% per annum, payable semi-annually on January 28 and July 28 of each year. The Notes initially convert into ordinary shares at a conversion price of E5.1250. The Notes will be repaid at maturity at a price of 100% of their principal amount plus accrued and unpaid interest. If the Notes are not converted, the Company may redeem the outstanding Notes at their principal amount at any time on the date beginning four years from the date of issue, subject to the market price of the Company's ordinary shares exceeding 130% of the then effective conversion price.

     The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

     The fees incurred for the issuance of the Notes of E2.5 million are included as debt issuance costs in the Company's consolidated balance sheet as of September 30, 2005 and are amortized using the interest method as interest cost over the life of the Notes.

8.   NET INCOME (LOSS) PER SHARE

     The shares used in the computation of the company's basic and diluted net income (loss) per ordinary share are as follows:

                                                                  Three months ended         Nine months ended
                                                                     September 30,             September 30,
                                                                -----------------------   -----------------------
                                                                   2004         2005         2004         2005
                                                                ----------   ----------   ----------   ----------
     Average shares outstanding at beginning of the period      30,794,660   32,728,502   30,794,660   30,794,660
     Weighted average shares issued during the period                   --           --           --    1,905,507
     Weighted average shares reissued from treasury shares
        for the exercise of options                                     --        6,500           --        2,167
                                                                ----------   ----------   ----------   ----------
     Average shares outstanding - basic                         30,794,660   32,735,002   30,794,660   32,702,334
     Dilutive shares contingently issuable upon the exercise
        of share options                                           184,210      261,573      189,543           --
     Shares assumed to have been repurchased for treasury
        with assumed proceeds from the exercise of share
        options                                                   (134,836)    (228,540)    (109,850)          --
                                                                ----------   ----------   ----------   ----------
     Average shares outstanding - assuming dilution             30,844,034   32,768,035   30,874,353   32,702,334
                                                                ==========   ==========   ==========   ==========

     Average shares outstanding, assuming dilution, include the incremental effect of shares that could be issued upon the exercise of outstanding stock options. For the nine-month period ended September 30, 2005, all options were excluded from the calculation of diluted net loss per share, as the effect would be anti-dilutive due to the Company's loss for that period. For the three-month and nine-month periods ended September 30, 2004 and three-month period ended September 30, 2005, 1,098,863, 1,092,863 and 975,239 options to purchase ordinary shares, respectively, were excluded from the calculation of diluted net income per share, because the exercise prices of the stock options were greater than or equal to the average share price for the period, and therefore their inclusion would have been anti-dilutive. These options could be dilutive in the future if the average share price increases and is greater than the exercise price of these options.

     For the three-month and nine-month period ended September 30, 2005, the impact of the potential dilution of the 8,975,610 ordinary shares issuable upon the conversion of the Notes were excluded from the calculation of diluted net income (loss) per share as the effect would be anti-dilutive.

9.   COMPREHENSIVE INCOME (LOSS)

     Other comprehensive income (loss) items include gains and losses that, under U.S. GAAP, are excluded from net income (loss) and are reflected as a component of shareholders' equity. Comprehensive income (loss) includes items such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The Company's components of comprehensive income (loss) for the three-month and nine-month period ended September 30, 2004 and September 30, 2005 were net income (loss) and foreign currency translation adjustments and adjustment for exchange rate changes. Those components were as follows:

                                                        Three months ended       Nine months ended
                                                          September 30,            September 30,
                                                      ---------------------   ----------------------
                                                      2004    2005    2005    2004    2005     2005
                                                      EURO    EURO   USD(1)   EURO    EURO    USD(1)
                                                      ----   -----   ------   ----   ------   ------
(in thousands)
Net income (loss) .................................    922   1,263   1,523     280   (7,802)  (9,408)
Foreign currency translation adjustment ...........   (191)    (71)    (86)    211    1,494    1,801
Adjustment for exchange rate changes on liquidation
   of group companies realized in net income
   (loss) .........................................   (128)     --      --    (128)      --       --
                                                      ----   -----   -----    ----   ------   ------
Comprehensive income (loss) .......................    603   1,192   1,437     363   (6,308)  (7,607)
                                                      ====   =====   =====    ====   ======   ======

(1)  See Note 1 of "Notes to Consolidated Financial Statements".

10.  SHARE BASED COMPENSATION PLANS

     In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 1995 expired in 2001.

     In 2001, the Company established the BE Semiconductor Industries Incentive Plan 2001 - 2005 (the "Incentive Plan 2001"). The Company granted 700,133 options to purchase ordinary shares ("2001 Plan Shares") under the Incentive Plan 2001. Until 2004, the Company made awards under the Incentive Plan 2001 to executive officers and employees of the Company. Options granted from 2002 through 2004 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 2001 expired in 2005.

     In the years 2000 through 2001, the Company granted stock options to all of its employees under the Incentive Plan 1995 and in the years 2001 through 2004, the Company granted stock options to all of its employees under the Incentive Plan 2001. These options, granted only to the Company's employees, are fully vested and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment, due to cash settlement provisions. 174,981 options with variable accounting treatment were outstanding as of September 30, 2005.

     All other options granted by the Company under the Incentive Plan 1995 and Incentive Plan 2001, which were granted to the Company's executive officers, receive fixed accounting treatment. There are no cash settlement provisions in connection with these options. 947,843 options with fixed accounting treatment were outstanding as of September 30, 2005.

     The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted between 2001 and 2004, which received fixed accounting treatment. For the stock options granted between 2001 and 2004 that receive variable accounting treatment, an amount of E13, net of tax, was recognized as compensation income based on the market value of the Company's ordinary shares for the quarter ended September 30, 2005.

     In 2005, the Company established the BE Semiconductor Industries Incentive Plan 2005 - 2009 (the "Incentive Plan 2005") which has been approved by the shareholders at the General Meeting of Shareholders held on March 24, 2005. The total number of ordinary shares ("2005 Plan Shares") that the Company may issue under the Incentive Plan 2005 may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2005 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make annual and conditional performance stock awards under the Incentive Plan 2005 to supervisory board members, executive officers and senior employees of the Company.

     For the performance stock awards granted in the first quarter of 2005, an amount of E23, net of tax, was recognized as compensation cost in the nine-month period ended September 30, 2005 based on the market value of the Company's ordinary shares on the date of grant.

     Historically, the Company has accounted for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. Under APB 25, no stock-based employee compensation cost is reflected in net income (loss) for the stock options that receive fixed accounting treatment, as all options granted under the Company's stock option plans have an exercise price equal to the market value of the underlying ordinary shares on the date of grant. Newly adopted, Statement of Financial Accounting Standards ("SFAS') No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using the fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123. The following table illustrates the effect on net income (loss) and income (loss) per share for the three months and nine months ended September 30, 2004 and 2005, respectively, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. Beginning in the first fiscal quarter of 2006, the Company will be required to comply with Statement of Financial Accounting Standards No. 123R ("SFAS 123R").

                                                                                 Three Months Ended   Nine months Ended
                                                                                    September 30,       September 30,
                                                                                 ------------------   -----------------
                                                                                    2004    2005        2004    2005
                                                                                    EURO    EURO        EURO    EURO
                                                                                    ----   -----        ----   ------
(in thousands, except per share data)
Net income (loss) as reported ................................................       922   1,263         280   (7,802)
Deduct: Stock-based employee compensation expense determined under fair
   value based method of all awards, net of related tax effects ..............       (92)     (9)       (261)    (481)
Add: Stock-based compensation expense included in net income (loss), net of
   related tax effects .......................................................        (3)      9         (14)      43
                                                                                    ----   -----        ----   ------
Pro forma net income (loss) ..................................................       827   1,263           5   (8,240)

BASIC NET INCOME (LOSS) PER SHARE:
As reported ..................................................................      0.03    0.04        0.01    (0.24)
Pro forma ....................................................................      0.03    0.04        0.00    (0.25)

DILUTED NET INCOME (LOSS) PER SHARE:
As reported ..................................................................      0.03    0.04        0.01    (0.24)
Pro forma ....................................................................      0.03    0.04        0.00    (0.25)
                                                                                    ====   =====        ====   ======

11.  SEGMENT DATA

     The Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry.

     In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the unaudited condensed consolidated financial statements.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose, any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constitute forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us which are described elsewhere in this report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. While we may elect to update the forward-looking statements we specifically disclaim any obligation to do so, even if our expectations change.

OVERVIEW

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically cancel or defer additional equipment purchases. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003. In the first half of 2004, industry conditions improved and we saw a significant increase in bookings as compared to the first half of 2003. However, in the third quarter of 2004, we saw a deterioration in industry conditions, resulting in a significant decrease in bookings in the second half of 2004 as compared to the first half of 2004. In the first half of 2005, we saw a slight increase in bookings as compared to the second half of 2004 on a pro forma basis, however, quarterly bookings continue to fluctuate.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading United States and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on our customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our sales from products that have an average selling price in excess of E300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

ACQUISITION OF DATACON

On January 4, 2005, we completed the acquisition of all of the outstanding ordinary shares of Datacon Technology AG or Datacon, for total consideration of E72.6 million, of which E65.0 million was paid in cash and the remainder through the issuance of 1,933,842 of our ordinary shares.

Datacon, a private company founded in 1986 and located in Radfeld, Austria, is, according to 2003 data compiled by VLSI, a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries.

ISSUANCE OF E46 MILLION 5.5% CONVERTIBLE NOTES

In January 2005, we issued E46 million principal amount of convertible notes due 2012, which we refer to as the Notes. The Notes bear an interest rate of 5.5% per annum, payable semi-annually on January 28 and July 28of each year. The Notes initially convert into our ordinary shares at a conversion price of E5.1250. The Notes will be repaid at maturity at a price of 100% of their principal amount plus accrued and unpaid interest. If the Notes are not converted, we may redeem the outstanding Notes at their face value at any time on the date beginning four years from the date of issue, subject to the market price of our ordinary shares exceeding 130% of the then effective conversion price.

Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

For a more detailed explanation of the judgments and estimates made in these areas and a discussion of our accounting policies, please refer to "Evaluation of Critical Accounting Policies and Estimates" included in Item 5 of our Annual Report on Form 20-F/A for the year ended December 31, 2004. Since December 31, 2004, there have been no significant changes to our critical accounting policies.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2004

                                                                                Three Months Ended September 30,
                                                                ---------------------------------------------------------------
                                                                                       Pro Forma
                                                                    2004                  2004                  2005
                                                                    EURO        %         EURO        %         EURO        %
                                                                -----------   -----   -----------   -----   -----------   -----
(amounts in thousands, except share and per share data)         (unaudited)           (unaudited)           (unaudited)
Net sales ...................................................        40,262   100.0        60,626   100.0        43,060   100.0
Cost of sales ...............................................        27,638    68.6        38,775    64.0        26,985    62.7
                                                                 ----------   -----    ----------   -----    ----------   -----
Gross profit ................................................        12,624    31.4        21,851    36.0        16,075    37.3

Selling, general and administrative expenses ................         7,845    19.5        11,886    19.6         8,805    20.4
Research and development expenses ...........................         3,050     7.6         4,625     7.6         3,968     9.2
Amortization of intangible assets ...........................           618     1.5           759     1.3           819     1.9
                                                                 ----------   -----    ----------   -----    ----------   -----
Total operating expenses ....................................        11,513    28.6        17,270    28.5        13,592    31.5

Operating income ............................................         1,111     2.8         4,581     7.5         2,483     5.8
Interest income (expense), net ..............................           316     0.8          (209)   (0.3)         (776)   (1.8)
                                                                 ----------   -----    ----------   -----    ----------   -----
Income before taxes and minority interest ...................         1,427     3.6         4,372     7.2         1,707     4.0
Income taxes ................................................           499     1.3         1,351     2.2           427     1.0
                                                                 ----------   -----    ----------   -----    ----------   -----
Income before minority interest .............................           928     2.3         3,021     5.0         1,280     3.0
Minority interest ...........................................            (6)     --            (6)     --           (17)   (0.1)
                                                                 ----------   -----    ----------   -----    ----------   -----
Net income ..................................................           922     2.3         3,015     5.0         1,263     2.9
                                                                 ==========   =====    ==========   =====    ==========   =====
Net income per share
- Basic .....................................................          0.03                  0.09                  0.04
- Diluted ...................................................          0.03                  0.09                  0.04

Number of shares used in calculating net income per share:
- Basic .....................................................    30,794,660            32,728,502            32,735,002
- Diluted ...................................................    30,844,034            32,777,876            32,768,035
                                                                 ----------            ----------            ----------

ACQUISITION OF DATACON

On January 4, 2005, we completed our acquisition of Datacon. In connection with the transaction, certain preliminary purchase accounting adjustments were recorded, including adjustments to goodwill in an amount of approximately E57.0 million, which will not be amortized, but will continue to be evaluated in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", and approximately E7.1 million of other intangible assets that will be amortized annually over their respective estimated useful lives. Furthermore, in accordance with purchase accounting rules, we made an upward adjustment of Datacon's inventories of E3.3 million in the opening balance sheet to its estimated fair value resulting in an increase in our cost of sales by E0.3 million in the third quarter of 2005. The results of Datacon are included in our financial statements from the date of acquisition.

PRO FORMA INFORMATION

In order to facilitate a meaningful comparison of our 2005 quarterly results, we have provided comparative quarterly financial information for 2004 on a pro forma basis to incorporate Datacon's results of operations as if the transaction had occurred on January 1, 2004. Pro forma 2004 adjustments reflect (a) results of operations of Datacon prepared in accordance with U.S. GAAP, (b) the effects of the purchase accounting adjustments relating to the acquisition of Datacon resulting in the amortization of intangibles of E0.14 million per quarter in 2004 and (c) the elimination of interest income of E0.34 million per quarter related to the E68.2 million cash utilized to help fund the Datacon acquisition. The number of ordinary shares, presented in the table above, basic and dilute, includes 1,933,842 of our ordinary shares issued in the Datacon acquisition.

NET SALES

Our net sales consist of sales of die sorting systems, flip chip bonding systems, multi-chip die bonding systems, molding systems, trim and form integration systems, singulation systems and plating systems.

As a result of the Datacon acquisition, we changed our presentation of net sales to better reflect our business strategy and to better communicate the financial development of our operations. We present our net sales based on end use customer application as set forth in the following table, as opposed to a disclosure by individual product line. We will continue to present our net sales based on end use customer application in future quarters. In leadframe applications, the connection of the chip is made by bonding extremely fine gold or aluminium wire to the leadframe, the leads are then de-flashed and tin-plated, the chips are separated into individual devices and the leads are trimmed and formed. In the conventional leadframe category, we include molding and trim form systems made by Fico, our wholly owned subsidiary, in the Netherlands, Malaysia and China and plating equipment made by Meco, our wholly owned subsidiary, in the Netherlands. In array connect applications, the connection of the chip is made to a multi-layer substrate or by creating direct connections to the multi-layer substrate via a so-called flip chip, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. In the array connect category, we include flip chip and multi chip die bonding products made by Datacon in Austria and Hungary, die sorting and flip chip die bonding products made in the United States by Laurier, our wholly-owned subsidiary, and singulation and certain molding products made by Fico in the Netherlands.

Our net sales per end use customer application for the quarters ended September 30, 2004 and 2005, respectively, were as follows:

                                                                     % change
                      Three Months Ended September 30,     ---------------------------
                    ------------------------------------       2005      2005 compared
                                  Pro Forma                compared to    to pro forma
                        2004        2004         2005          2004           2004
                    ----------   ----------   ----------   -----------   -------------
(Euro in million)
Leadframes          28.0    69%  28.0    46%  12.2    28%    (56.4%)        (56.4%)
Array connect       12.3    31%  32.6    54%  30.9    72%    151.2%          (5.2%)
                    ----   ---   ----   ---   ----   ---     -----          -----
Total net sales     40.3   100%  60.6   100%  43.1   100%      6.9%         (28.9%)
                    ====   ===   ====   ===   ====   ===     =====          =====

On an actual basis, our net sales increased by 6.9% from E40.3 million in the third quarter of 2004 to E43.1 million in the third quarter of 2005. The increase in net sales in the third quarter of 2005 as compared to the third quarter of 2004 was primarily due to the acquisition of Datacon, offset by decreased leadframe sales. Our net sales in the third quarter of 2005 decreased by 28.9% from pro forma net sales of E60.6 million in the third quarter of 2004, primarily as a result of decreased sales across all of our leadframe products. Array connect sales in the third quarter of 2005 were slightly lower than pro forma array connect sales in the third quarter of 2004.

BACKLOG

On an actual basis, backlog increased by 74.2% from E31.8 million at December 31, 2004 to E55.4 million at September 30, 2005. On a pro forma basis, backlog at September 30, 2005 increased by 8.8% as compared to pro forma backlog of E
50.9 million as of December 31, 2004, including E19.1 million of backlog that was acquired as part of the purchase of Datacon.

On an actual basis, new orders for the third quarter of 2005 amounted to E42.7 million as compared to E23.2 million in the third quarter of 2004 and E38.1 million in the second quarter of 2005. Pro forma orders for the third quarter 2004 amounted to E40.9 million. The book-to-bill ratio was 0.99 for the third quarter of 2005 as compared to a book-to-bill ratio of 0.58 for the third quarter of 2004 and 1.03 for the second quarter of 2005. The pro forma book-to-bill ratio for the third quarter of 2004 was 0.67.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

On an actual basis, gross profit increased by 27.8% from E12.6 million in the third quarter of 2004 to E16.1 million in the third quarter of 2005 and on a pro forma basis decreased by 26.5% when compared to pro forma gross profit of E21.9 million in the third quarter of 2004. Cost of sales for the third quarter of 2005 included a E0.3 million purchase accounting adjustment relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit increased from 31.4% in the third quarter of 2004 to 37.3% in the third quarter of 2005. Pro forma gross profit as a percentage of pro forma net sales was 36.0% in the third quarter of 2004. The improvement in the Company's gross margin in the third quarter of 2005 as compared to the third quarter of 2004 reflects both the effects of reductions in our workforce and plant consolidations which commenced in the fourth quarter of 2004 and continued during the first nine months of 2005 as well as cost benefits realized from our transition of certain equipment manufacturing and high precision tooling operations from the Netherlands to our facilities located in Malaysia and China.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

On an actual basis, selling, general and administrative expenses increased by 12.8% from E7.8 million in the third quarter of 2004 to E8.8 million in the third quarter of 2005, mainly due to the Datacon acquisition. On a pro forma basis, selling, general and administrative expenses for the third quarter of 2005 decreased by 26.1% when compared to pro forma selling, general and administrative expenses for the third quarter of 2004 of E11.9 million. The decrease primarily resulted from our expense reduction efforts. On an actual basis, as a percentage of net sales, selling, general and administrative expenses increased from 19.5% in the third quarter of 2004 to 20.4% in the third quarter of 2005. As a percentage of pro forma net sales, pro forma selling, general and administrative expenses were 19.6% in the third quarter of 2004.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines, which we included in cost of sales.

Research and development spending relating to die handling and packaging equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, which are included as cost of sales, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

On an actual basis, research and development expenses increased by 33.3% from E
3.0 million in the third quarter of 2004 to E4.0 million in the third quarter of 2005, mainly due to the Datacon acquisition. Research and development expenses for the third quarter of 2005 decreased by 13.0% as compared to pro forma research and development expenses for the third quarter of 2004 of E4.6 million, mainly as a result of a lower level of development activities and lower materials costs. On an actual basis, as a percentage of net sales, research and development expenses were 7.6% and 9.2% in the third quarters of 2004 and 2005, respectively. On a pro forma basis, as a percentage of pro forma net sales, research and development expenses were 7.6% in the third quarter of 2004.

RESTRUCTURING CHARGES

On December 14, 2004, as part of our plan to address the downturn in the semiconductor industry, we announced a restructuring of our operations focused principally on a workforce reduction of 81 employees at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of total fixed headcount worldwide. In addition, we announced that we would phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring was the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. The workforce reductions occurred during the first half of 2005.

We recorded a restructuring charge of E5.6 million in the fourth quarter ended December 31, 2004 to cover the estimated costs of this workforce reduction.

On May 27, 2005, we announced the further consolidation and integration of our Dutch Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees, which occurred in the third quarter of 2005, and the integration of production and administrative personnel.

We recorded a restructuring charge of E1.7 million on our consolidated statement of operations in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

Changes in the restructuring provision were as follows:

                                                        2004     2005
                                                       ------   ------
(Euro in thousands)
Balance at January 1,                                     521    5,820
Additions                                               5,616    1,718
Cash payments                                            (317)  (6,835)
                                                       ------   ------
Balance at December 31, 2004 and September 30, 2005,
   respectively                                         5,820      703
                                                       ======   ======

The charges associated with the reduction in workforce, announced in December 2004 included severance and other benefit payments for 81 employees in the Netherlands. The charges associated with the reduction in workforce announced in May 2005 included severance and other benefits for approximately 32 employees, mainly in the Netherlands. Total remaining cash outlays for the restructuring activities announced at the end of 2004 and the second quarter of

2005 are expected to be E0.5 million, and we expect will mainly be paid during the fourth quarter of 2005. The balance of E0.2 million relates to prior restructuring activities and mainly consists of pension premiums to be paid for terminated employees.

OPERATING INCOME (LOSS)

On an actual basis, our operating income increased from E1.1 million in the third quarter of 2004 to E2.5 million in the third quarter of 2005. The operating income for the third quarter of 2005 included the purchase accounting adjustment of E0.3 million relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. Our pro forma operating income for the third quarter of 2004 was E4.6 million. The decrease in our operating income in the third quarter of 2005 as compared to the pro forma third quarter of 2004 was mainly due to the decrease in net sales and purchase accounting adjustments of E0.3 million, partly offset by decreased selling, general and administrative expenses and research and development expenses.

INTEREST INCOME (EXPENSE), NET

Interest income, net amounted to E0.3 million in the third quarter of 2004 as compared to an interest expense, net of E0.8 million in the third quarter of 2005. Pro forma interest expense, net amounted to E0.2 million in the third quarter of 2004. The increase in interest expense in the third quarter of 2005 as compared to the pro forma interest expense in the third quarter of 2004 was due to E0.6 million of interest expenses incurred in connection with the issuance of the Notes.

INCOME TAX

On an actual basis, income taxes were E0.5 million in the third quarter of 2004 as compared to E0.4 million in the third quarter of 2005. Pro forma income taxes in the third quarter of 2004 were E1.4 million. On an actual basis, the effective tax rate decreased from 35.0% in the third quarter of 2004 to 25.0% in the third quarter of 2005. The pro forma effective tax rate in the third quarter of 2004 was 30.9%. The effective tax rate for the third quarter of 2005 represents management's best estimate of the effective tax rate for the fiscal year ending December 31, 2005.

MINORITY INTEREST

Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan, China.

NET INCOME (LOSS)

On an actual basis, our net income increased by E0.4 million from net income of E0.9 million in the third quarter of 2004 to E1.3 million in the third quarter of 2005. Our pro forma net income for the third quarter of 2004 was E3.0 million. The E1.7 million decrease in net income for the third quarter of 2005 as compared to pro forma net income of E3.0 million for the third quarter of 2004 was mainly the result of decreased net sales, net purchase accounting adjustments of E0.3 million relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon and increased interest expenses, partly offset by decreased selling, general and administrative and research and development expenses.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2004

                                                           Nine Months Ended September 30,
                                           ---------------------------------------------------------------
                                               2004               Pro forma                2005
                                               EURO        %      2004 EURO      %         EURO        %
                                           -----------   -----   -----------   -----   -----------   -----
(Amounts in thousands, except share and
per share data)                            (unaudited)           (unaudited)           (unaudited)
Net sales...............................        95,458   100.0       144,302   100.0       116,657   100.0
Cost of sales...........................        64,508    67.6        92,827    64.3        77,893    66.8
                                           -----------   -----   -----------   -----   -----------   -----
Gross profit............................        30,950    32.4        51,475    35.7        38,764    33.2
Selling, general and
   administrative expenses..............        20,611    21.6        32,461    22.5        28,251    24.2
Research and development expenses.......         9,327     9.8        13,131     9.1        14,134    12.1
Restructuring charges ..................            --      --            --      --         1,718     1.5
Amortization of intangible assets.......         1,852     1.9         2,275     1.6         2,973     2.5
                                           -----------   -----   -----------   -----   -----------   -----
Total operating expenses................        31,790    33.3        47,867    33.2        47,076    40.3
Operating income (loss).................          (840)   (0.9)        3,608     2.5        (8,312)   (7.1)
Interest income (expense), net..........         1,512     1.6          (151)   (0.1)       (2,056)   (1.8)
                                           -----------   -----   -----------   -----   -----------   -----
Income (loss) before taxes
   and minority interest................           672     0.7         3,457     2.4       (10,368)   (8.9)
Income tax (benefit)....................           421     0.4         1,169     0.8        (2,592)   (2.2)
                                           -----------   -----   -----------   -----   -----------   -----
Income (loss) before minority interest..           251     0.3         2,288     1.6        (7,776)   (6.7)
Minority interest.......................            29     0.0            29     0.0           (26)    0.0
                                           -----------   -----   -----------   -----   -----------   -----
Net income (loss).......................           280     0.3         2,317     1.6        (7,802)   (6.7)
                                           ===========   =====   ===========   =====   ===========   =====
Net income (loss) per share
- Basic.................................          0.01                  0.07                 (0.24)
- Diluted...............................          0.01                  0.07                 (0.24)
Number of shares used in calculating
   net income (loss) per share:
- Basic.................................    30,794,660            32,699,852            32,702,334
- Diluted...............................    30,874,353            32,779,554            32,702,334
                                           ===========           ===========           ===========

NET SALES

Our net sales increased from E95.5 million in the first nine months of 2004 to E116.7 million in the same period of 2005, an increase of 22.2%. The increase in net sales in the first nine months of 2005 as compared to the first nine months of 2004 was due primarily to the acquisition of Datacon. Our net sales in the first nine months of 2005 decreased by 19.1% from pro forma net sales of E144.3 million in the first nine months of 2004.

Our net sales per end use customer application for the first nine months ended September 30, 2004 and 2005 were as follows:

                                                                                   % change
                          Nine Months Ended September 30,          ---------------------------
                    -------------------------------------------        2005      2005 compared
                                     Pro Forma                     compared to    to pro forma
                       2004            2004             2005           2004           2004
                    ----------    --------------    -----------    -----------   -------------
(Euro in million)
Leadframes          68.0    71%    68.0       47%    37.5    32%      (44.9%)       (44.9%)
Array connect       27.5    29%    76.3       53%    79.2    68%      188.0%          3.8%
                    ----   ---    -----      ---    -----   ---       -----         -----
Total net sales     95.5   100%   144.3      100%   116.7   100%       22.2%        (19.1%)
                    ====   ===    =====      ===    =====   ===       =====         =====

GROSS PROFIT

Gross profit increased by 25.2% from E31.0 million in the first nine months of 2004 to E38.8 million in the first nine months of 2005 and on a pro forma basis decreased by 24.7% when compared to pro forma gross profit of E51.5 million in the first nine months of 2004. Cost of sales for the nine months ended September 30, 2005 included a E3.3 million purchase accounting adjustment relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit on an actual basis increased from 32.4% in the nine months ended September 30, 2004 to 33.2% in the same period of 2005. Pro forma gross profit as a percentage of pro forma net sales was 35.7% in the first nine months ended September 30, 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Our selling, general and administrative expenses for the nine months ended September 30, 2004 totaled E20.6 million and represented 21.6% of net sales, compared to E28.3 million or 24.2% of net sales in the nine month period ended September 30, 2005. On a pro forma basis, selling, general and administrative expenses for the nine months ended September 30, 2004 amounted to E32.5 million, or 22.5% as percentage of pro forma net sales. The increase in selling, general and administrative expenses as percentage of net sales in the first nine months of 2005 resulted primarily from the decrease in net sales compared to the pro forma net sales for the nine months ended September 30, 2004.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses increased from E9.3 million in the nine months ended September 30, 2004 to E14.1 million in the same period of 2005. As a percentage of net sales, research and development expenses were 9.8% and 12.1% during the nine months ended September 30, 2004 and 2005, respectively. Pro forma research and development expenses for the first nine months of 2004 amounted to E13.1 million or 9.1% as percentage of pro forma net sales. The increase in research and development expenses in the first nine months of 2005 compared to the pro forma research and development expenses in the first nine months of 2004 are mainly due to increased spending on flip chip equipment.

RESTRUCTURING CHARGES

On May 27, 2005, we announced the further consolidation and integration of our Dutch Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees which occurred in the third quarter of 2005 and the integration of production and administrative personnel.

We recorded a restructuring charge of E1.7 million in the first nine months of 2005 to cover the estimated costs of this workforce reduction.

OPERATING INCOME (LOSS)

Our operating loss increased from E0.8 million in the first nine months of 2004 to E8.3 million in the first nine months of 2005. Our operating loss for the first nine months of 2005 increased by approximately E11.9 million when compared to the pro forma operating income of E3.6 million for the first nine months of 2004, due to restructuring expenses of E1.7 million, the fair value inventory adjustment of E3.3 million relating to the Datacon acquisition, and decreased sales for the nine months ended September 30, 2005 as compared to pro forma net sales for the nine months ended September 30, 2004.

INTEREST INCOME (EXPENSE), NET

Our interest income (expense), net decreased from interest income, net of E1.5 million in the first nine months of 2004 to interest expense, net of E2.1 million in the first nine months of 2005. Pro forma interest expense, net amounted to E0.2 million for the nine months ended September 30, 2004. The increase in interest expense for the nine months ended September 30, 2005 of E1.9 million, compared to the same period in 2004 is mainly due to E1.7 million of interest expense incurred in connection with the issuance of the Notes, as well as lower average cash balances outstanding during the period.

INCOME TAX BENEFIT

Our income tax expenses amounted to E0.4 million in the first nine months of 2004 compared to an income tax benefit of E2.6 million in the first nine months of 2005. The effective tax rate was 62.6% in the first nine months of 2004 and 25.0% in the first nine months of 2005. Income tax expenses on pro forma basis amounted to E1.2 million for the first nine months of 2004, an effective tax rate of 33.8%. The effective tax rate for the nine months ended September 30, 2005 represents management's best estimate of the effective tax rate for the fiscal year ending December 31, 2005.

NET INCOME (LOSS)

Our net income for the first nine months of 2004 amounted to E0.3 million compared to a net loss of E7.8 million for the first nine months of 2005. On a pro forma basis, net income for the first nine months of 2004 amounted to E2.3 million. The decrease in our net income (loss) in the nine months of 2005 compared to the pro forma net income in the first nine months of 2004 was principally due to the decrease in net sales and gross margins, net restructuring charges of E1.2 million, E1.3 million higher net interest expenses and after tax purchase accounting adjustments relating to the Datacon acquisition of E2.5 million net of tax.

LIQUIDITY AND CAPITAL RESOURCES

We had E106.6 million and E60.3 million in cash and cash equivalents at December 31, 2004 and September 30, 2005, respectively.

Generally, we fund our consolidated operations through cash generated from operations and, in some instances, we fund the operations of our subsidiaries through intercompany loans. Furthermore, to meet local financing needs, our subsidiaries in the Netherlands and abroad maintain lines of credit with various local commercial banks. The credit lines for the subsidiaries in the Netherlands are currently unsecured, except for pledges on the accounts of these subsidiaries with the banks that provide the facilities. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Consistent with its practice prior to its acquisition, Datacon utilizes long-term loans, short-term bank lines of credit and government granted loans for export and research and development activities in these financing activities. Some of these loans are secured by a pledge of real property. Fico Tooling Leshan Company Ltd. in China, 87% of which is owned by us, is partly financed by long-term loans issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although our subsidiaries generally receive partial payments prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems.

Net cash used in operating activities was E11.7 million and E15.4 million for the first nine months of 2004 and 2005, respectively. The primary use of cash in operations in the first nine months of 2005 was a net loss of E7.8 million that included non-cash charges of E7.3 million for depreciation and amortization, and payment of restructuring costs of E6.8 million.

The cash decrease of E46.3 million between December 31, 2004 and September 30, 2005 was primarily due to the use of E68.2 million of cash in the Datacon acquisition, the cash deficit generated by operations of E15.4 million, debt repayment of E7.7 million and capital expenditures of E5.5 million during the period, partially offset by net cash proceeds of E43.7 million received from the issuance of the Notes during the first quarter of 2005 and the inclusion of E6.4 million cash and cash equivalents held by Datacon on the date of acquisition.

At September 30, 2005, our cash and cash equivalents totaled E60.3 million and our total debt and capital lease obligations totaled E85.0 million. At September 30, 2005, shareholders' equity stood at E178.3 million.

Our capital expenditures were E2.6 million and E5.5 million in the first nine months of 2004 and 2005, respectively. Approximately E2.1 million of our capital expenditures in 2005 were related to the purchase of land at our Radfeld facility.

In January 2005, we issued the Notes which resulted in net proceeds to us of approximately E43.7 million.

At September 30, 2005, Besi and its subsidiaries had available lines of credit amounting to an aggregate of E40.9 million, under which E24.2 million borrowings were outstanding. Furthermore, amounts available to be drawn under the lines were reduced by E2.0 million in outstanding bank guarantees. At September 30, 2005, E3.3 million of the lines of credit were reserved for foreign exchange contracts and other financial instruments. Interest is charged at the bank's base lending rates plus an increment of 1.50% for Fico and Meco. The interest rates on the Datacon lines of credit vary between 1.50% and 4.50% depending on type of credit facility and currency. The credit facility agreements include covenants requiring us to maintain certain financial ratios. The relevant companies were in compliance with, or had received waivers for, all loan covenants at September 30, 2005.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

MATERIAL DIFFERENCES BETWEEN U.S. GAAP AND IFRS

Beginning in 2005, the European Commission requires companies that are quoted on a European stock market to publish their financial statements in accordance with IFRS. While we will continue publishing U.S. GAAP financial statements, we will also publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards. Our unaudited consolidated financial statements included herein have been prepared in accordance with U.S. GAAP, which differ in certain significant respects from IFRS.

Our consolidated financial statements for the nine months ended September 30, 2005 which were prepared in accordance with IFRS are available on our website at www.besi.com.

For a more detailed explanation of the our accounting policies, please refer to "Evaluation of Critical Accounting Policies and Estimates" included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2004 as amended by Form 20-F/A as filed with the SEC on September 21, 2005. Since December 31, 2004, there have been no significant changes to our critical accounting policies.

RISK FACTORS

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. This cyclicality has had, and is expected to continue to have, a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could continue to adversely affect our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect us in the future include the following:

-    the volatility of the semiconductor industry;

- the length of sales cycles and lead-times associated with our product offerings;

-    the timing, size and nature of our transactions;

- the market acceptance of new products or product enhancements by us or our competitors;

- the timing of new personnel hires and the rate at which new personnel become productive;

-    the changes in pricing policies by our competitors;

-    the changes in our operating expenses;

-    the success of our research and development projects;

-    our ability to integrate our acquisitions;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-    the fluctuations in foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market price of our securities to fall.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to E55.4 million at September 30, 2005. During market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in the fourth quarter of 2004 due to production and capital expenditure cutbacks initiated by our customers during this period. The backlog in the third quarter of 2005 increased by 8.8% compared to pro forma backlog as of December 31, 2004. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense level in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

Transactions for our products often involve large expenditures, as the average selling price for a substantial portion of the equipment we offer exceeds E300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

-    customers' capital spending plans and budgetary constraints;

-    the timing of customers' budget cycles; and

-    customers' internal approval processes.

These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

THE ACQUISITION OF DATACON MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

We completed the acquisition of Datacon on January 4, 2005. The acquisition of Datacon is material to us based on Datacon's reported net sales of E58.3 million for the fiscal year ended March 31, 2004 and E39.1 million for the nine months ended September 30, 2004, as opposed to our net sales of E85.5 million for the year ended December 31, 2003 and E126.3 million for the year ended December 31, 2004. The success of this acquisition will depend, in part, on our ability to retain key personnel, and integrate the business of Datacon with our business. In addition, the integration efforts relating to the acquisition of Datacon may divert management attention from day-to-day activities, disrupt our ongoing operations, increase our expenses and adversely impact our results of operations, which could adversely affect the market price of our securities.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In the nine months ended September 30, 2005, our three largest customers accounted for approximately 31% of our net sales, with the largest customer accounting for approximately 13% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require the maintenance of relationships with our existing clients and obtaining additional customers on an ongoing basis. Our failure to enter into, and realize revenue from, a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than we do. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply equipment for high-volume, low cost production and their high levels of excess capacity relative to other suppliers.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our markets depends on a number of factors both within and outside our control, including:

-    price, product quality and system performance;

-    ease of use and reliability of our products;

-    manufacturing lead times, including the lead times of our subcontractors;

-    cost of ownership;

-    success in developing or otherwise introducing new products; and

-    market and economic conditions.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND WE ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products that we introduce will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have manufacturing and/or sales and service facilities and personnel in, amongst others, the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China, Philippines and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-    general economic conditions in each country;

- the overlap of different tax structures and management of an organization spread over various countries;

- currency fluctuations, which could result in increased operating expenses and reduced revenues;

- greater difficulty in accounts receivable collection and longer collection periods;

- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and

- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES IN THE PAST

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to economic recessions at times in the recent past. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy were to weaken again, investments by Japanese customers may be negatively affected with potential negative implications for the economies of other Pacific Rim countries.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

For the year ended December 31, 2004, the percentage of our consolidated net sales denominated in euro was approximately 54% whereas the percentage of our consolidated net sales represented by U.S. dollars or dollar-linked currencies was approximately 46%. Approximately 83% of our costs and expenses were denominated in euro for such period. For the nine month period ended September 30, 2005, the percentage of our consolidated net sales denominated in euro was approximately 49% whereas the percentage of our consolidated net sales represented by U.S. dollars or dollar-linked currencies was approximately 51%. Approximately 74% of our costs and expenses were denominated in euro for such period. As a result, our results of operations could be affected by fluctuations in the value of the euro against the U.S. dollar. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations in part by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and may use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TOO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. In addition, third parties may seek to challenge, invalidate or circumvent any patent issued to us, the rights granted under any patent issued to us may not provide competitive advantages and third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products. If any party is able to successfully claim that our creation or use of proprietary technology infringes upon their intellectual property rights, we may be forced to pay damages. In addition to any damages we may have to pay, a court could require us to stop the infringing activity or obtain a license on unfavorable terms, if at all.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day activities, increase our expenses and adversely affect our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF DUTCH LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS

We are subject to provisions of Dutch law applicable to large companies that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of the Supervisory Board. Under such regime, the Supervisory Board has the power to appoint and dismiss the members of the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders, but the Supervisory Board may provide binding nominations for the majority of the members to be appointed. Consequently, this regime may have the effect of delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE OF CONTROL, INCLUDING A TAKEOVER ATTEMPT THAT MIGHT RESULT IN A PREMIUM OVER THE MARKET PRICE FOR OUR ORDINARY SHARES

Our Articles of Association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the General Meeting of Shareholders. The General Meeting of Shareholders granted, and the Supervisory Board has approved, the Board of

Management's right to issue preference shares. In April 2000, we established the Foundation, whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the Foundation a call option pursuant to which the Foundation may purchase up to 55,000,000 of the preference shares. If the Foundation were to exercise the call option, it may result in delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of its gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets that produces or is held for the production of passive income, including cash balances, is at least 50%. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election, or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences of our classification as a PFIC.

PRICE VOLATILITY OF THE ORDINARY SHARES

The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering in December 1995, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of the ordinary shares has experienced significant fluctuation, including fluctuation that is unrelated to our performance. We expect that this fluctuation will continue in the future.


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

PART II. OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

         None

ITEM 2 - UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

         None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES

         None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None

ITEM 5 - OTHER INFORMATION

         None

ITEM 6 - EXHIBITS

         None


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